SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or Section 13(e)(1)
of the Securities Exchange Act of 1934

IVAX CORPORATION

(Name of Subject Company (Issuer))

IVAX CORPORATION (Issuer)

(Name of Filing Person (identifying status as offeror, issuer or other person))

1.5% Convertible Senior Notes due 2024
(Title of Class of Securities)

CUSIP Nos. 465823AJ1 and 465823AH5
(CUSIP Number of Class of Securities)

Steven D. Rubin
Vice President and General Counsel
IVAX Corporation
4400 Biscayne Boulevard
Miami, Florida 33137
(305) 575-6000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copy to:
Alison W. Miller, Esq.
Stearns Weaver Miller Weissler
Alhadeff & Sitterson, P.A.
150 West Flagler Street, Suite 2200
Miami, Florida 33130
(305) 789-3200

Calculation of Filing Fee

Transaction valuation*	Amount of filing fee
$400,000,000	$47,080.00

*	Calculated solely for the purpose of determining the amount of the filing fee. The amount assumes the exchange of $400,000,000 aggregate principal amount of IVAX Corporation’s 1.5% Convertible Senior Notes due 2024 for IVAX Corporation’s 1.5% Convertible Senior Notes due 2024.
☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
	Amount Previously Paid: Not applicable.		Filing Party: Not applicable.
	Form or Registration No.: Not applicable.		Date Filed: Not applicable.
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
	☐	third-party tender offer subject to Rule 14d-1.
	☑	issuer tender offer subject to Rule 13e-4.
	☐	going private transaction subject to Rule 13e-3.
	☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

IVAX Corporation, a Florida corporation (“IVAX”) is offering to exchange for each $1,000 principal amount of its outstanding 1.5% convertible senior notes due 2024 (the “Old Notes”) that is validly tendered and accepted for exchange upon the terms and subject to the conditions set forth in the Offer to Exchange dated January 20, 2005 (the “Offer to Exchange”) and in the Letter of Transmittal (the “Letter of Transmittal”) (i) $1,000 principal amount of its 1.5% convertible senior notes due 2024 (the “New Notes” and, together, with the Old Notes, the “Notes”) and (ii) a one-time cash payment (an “Exchange Fee”) equal to $2.50 per $1,000 principal amount of Old Notes validly tendered and accepted for exchange. The offer to exchange the Notes and to pay the Exchange Fees pursuant to the Offer to Exchange and Letter of Transmittal is referred to herein as an “Offer.” The Offer is not contingent upon the tender or exchange of any minimum principal amount of Old Notes. The Offer, however, is conditioned upon satisfaction of certain conditions.

ITEM 1. SUMMARY TERM SHEET.

The information in the Offer to Exchange under the headings “Summary” and “The Offer to Exchange” is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.

(a) Name and address. The issuer of the securities subject to the Offer is IVAX Corporation, a Florida corporation. IVAX’ executive offices are located at 4400 Biscayne Boulevard, Miami, Florida 33137. IVAX’ telephone number is (305) 575-6000.

(b) Securities. The subject class of securities are the Old Notes. As of the date hereof, the aggregate principal amount of the Old Notes outstanding is $400,000,000.

(c) Trading market and price. The New Notes will not be listed on any national securities exchange or included on the Nasdaq Stock Market. There is no established trading market for the New Notes. IVAX’ common stock underlying the New Notes trades on the American Stock Exchange and the Warsaw Stock Exchange under the symbol “IVX” and on the London Stock Exchange under the symbol “IVX.L.” The quarterly high and low trading prices for the underlying common stock are set forth in the Offer to Exchange under the heading “Price Range of Common Stock and Dividend Policy” and are incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

(a) Name and address. IVAX is the filing person. The business address and telephone number of IVAX are set forth under Item 2(a) above. The executive officers and directors of IVAX are: Phillip Frost, M.D., Chairman of the Board and Chief Executive Officer; Neil Flanzraich, Vice Chairman and President; Thomas E. Beier, Chief Financial Officer; Rafick G. Henein, Senior Vice President; Frank C. Condella, Jr., President, IVAX Pharmaceuticals Europe; Thomas E. McClary, Chief Accounting Officer; Mark Andrews, Director; Ernst Biekert, Ph.D., Director; Betty G. Amos, Director; Paul L. Cejas, Director; Jack Fishman, Ph.D., Director; Bruce W. Greer, Director; Jane Hsiao, Ph.D., Director and Vice Chairman Technical and Regulatory Affairs; David Lieberman, Director; Richard C. Pfenninger, Jr., Director; and Bertram Pitt, Ph.D., Director.

ITEM 4. TERMS OF THE TRANSACTION.

(a) Material Terms.

   (1) Tender Offers.

          (i)-(iii) The information set forth in the Offer to Exchange under the heading “The Offer to Exchange” is incorporated herein by reference.

          (iv) Not applicable.

          (v)-(viii) The information set forth in the Offer to Exchange under the heading “The Offer to Exchange” is incorporated herein by reference.

          (ix) Not applicable.

          (x) The information in the Offer to Exchange under the headings “Summary;” “—Differences between the Old Notes and the New Notes;” “The Offer to Exchange” and “Description of the New Notes” are incorporated herein by reference.

          (xi) Not applicable.

          (xii) The information in the Offer to Exchange under the heading “Certain United States Federal Income Tax Consequences” is incorporated herein by reference.

(b) Purchases. Old Notes will not be purchased from any of our directors, officers or affiliates.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(e) Agreements involving the subject company’s securities. None.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a) Purposes. The information set forth in the Offer to Exchange under the headings “The Offer to Exchange” and “Summary” is incorporated herein by reference.

(b) Use of securities acquired. The Old Notes acquired in the transaction will be retired.

(c) Plans. Except as set forth in the Offer to Exchange, IVAX is not aware of any plans, proposals or negotiations that would result in (i) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving IVAX or any or all of its subsidiaries; (ii) a purchase, sale, or transfer of a material amount of assets of IVAX or any of its subsidiaries; (iii) any material change in the present dividend rate or policy, or indebtedness or capitalization of IVAX; (iv) any change in the present Board of Directors or management of IVAX; (v) any other material change in IVAX’ corporate structure or business; (vi) a class of equity security of IVAX being delisted from a national securities exchange; (vii) a class of equity security of IVAX becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; (viii) the suspension of IVAX’ obligation to file reports pursuant to Section 15(d) of the Exchange Act; (ix) the acquisition by any person of any material amount of additional securities of IVAX or the disposition of securities of IVAX; or (x) any change in IVAX’ Articles of Incorporation, as amended, or By-Laws or any actions which could impede the acquisition of control of IVAX.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a) Source of Funds. The information in the Offer to Exchange under the heading “Summary—The Offer” is incorporated herein by reference.

(b) Conditions. None.

(d) Borrowed funds. None.

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a) Securities ownership. None of the Old Notes are beneficially owned by directors, officers of affiliates of IVAX or any directors or executive officers of IVAX.

(b) Securities transactions. None.

ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a) Solicitations or recommendations. None.

ITEM 10. FINANCIAL STATEMENTS.

(a)(1) The information in Part II, Item 8 of IVAX’ Annual Report on Form 10-K for the year ended December 31, 2003 is incorporated herein by reference.

(a)(2) The information in Part I, Item 1 of IVAX’ Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2004 is incorporated herein by reference.

(a)(3) The information set forth in the Offer to Exchange under the heading “Ratio of Earnings to Fixed Charges” is incorporated herein by reference.

(a)(4) As of September 30, 2004, the book value per share of IVAX’ common stock is $4.67 per share of common stock.

(b) The information set forth in the Offer to Exchange under the heading “Capitalization” is incorporated herein by reference.

ITEM 11. ADDITIONAL INFORMATION.

(a) Agreements, regulatory requirements and legal proceedings. None.

(b) Other material information. None.

ITEM 12. EXHIBITS.

(a)(1)(i)	Offer to Exchange dated January 20, 2005.
(a)(1)(ii)	Letter of Transmittal.
(a)(1)(iii)	Notice of Guaranteed Delivery.
(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(v)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(5)(i)	Press Release dated January 20, 2005.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

     Not applicable.

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 20, 2005	IVAX CORPORATION
	By:	/s/ Neil Flanzraich
Neil Flanzraich,
Vice Chairman and President

EXHIBIT INDEX

EXHIBIT
NUMBER	DESCRIPTION

(a)(1)(i)	Offer to Exchange dated January 20, 2005.
(a)(1)(ii)	Letter of Transmittal.
(a)(1)(iii)	Notice of Guaranteed Delivery.
(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(v)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(5)(i)	Press Release dated January 20, 2005.